Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paesanoakkashian.com T 248.792.6886 F 248.792.6885

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

       RE: AMERICATOWNE, INC.
       FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014, AS AMENDED
       FILED APRIL 17, 2015 AND JULY 27, 2015, AS AMENDED
       RESPONSE DATED JULY 27, 2015
       FILE NO. 000-55206

Dear Mr. Spirgel:

    This letter is in response to your August 4, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). This correspondence supplements the Company's August 5, 2015 response, and responses to your oral comments from August 11, 2015 regarding related party transactions disclosed at Note 6 on the Company's Form 10-K for the year ending December 31, 2014 and Form 10-Q for the quarter ending March 31, 2015.

    I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for Period from Inception (April 22, 2014) to December 31, 2014, Revenues, page 50

1) Refer to the second paragraph. It appears to us that you recognized the total service fee from each of your four Exporter Service Agreements entered into in August, October and November 2014. In Note 2, Revenue Recognition, on page F-11, you disclose that you are accounting for your Exporter Service Agreements as multiple-element arrangements pursuant to ASC 605-25 and each separate unit of accounting is recognized when it is delivered. We also note that your total accounts receivable balance consists of the service fee revenues from your Exporter Service Agreements recognized in 2014. Please address the following comments for each Exporter Service Agreement:

  In your letter dated December 22, 2014, you stated that your service fee consists of two separate deliverables (analysis and plan related to the exporter's products and services and IC-DISC information services) and the related revenues are recognized when each deliverable is satisfied. We note from the Exporter Service Agreements that your service fee is for services to be provided by you in the AmericaTowne Platform, Sample and Test Market Program and if applicable, Accepted Market Program. Based on this, please tell me how you determined your two separate deliverables. Include in your response how the services related to AmericaTowne Platform, Sample and Test Market Program and Accepted Market program are included in your two separate deliverables or if there are additional deliverables. Please confirm to us that you have no further obligations for such deliverables once the deliverable is satisfied. Since the Accepted Market Program services are conditional, tell us your basis for including such services in the respective deliverable of if these services represent a separate deliverable.

  It is unclear to us whether the service fee provided through Yilaime Corporation pursuant to the Exporter Service Agreements are included in the two separate deliverables. Tell us and disclose whether or not the Yilaime Corporation services are included in one of your two separate deliverables and the basis for your conclusion.

  We note that terms of the Exporter Service Agreements range from 24 months to 15 years. Tell us if the parties to these agreement are entitled to unlimited services for the fixed service amounts over the terms of such agreements.

  We note that services fees for Bamyline Services, Nadia Emhirech and World Empowerment Import and Exporter Service Agreements have payment terms from 20 months to 24 months. Please tell us the specific factors you considered in concluding that the collectability of the service fee for each agreement was reasonably assured pursuant to ASC605-10-25-3 through 605-10-25-5.

Response: Under the Company's Exporter Service Agreement, the Company's deliverables are as set forth in Exhibit 1 attached hereto, and are broken into three separate and distinct processes - (a) Service Fee Process, (b) Transaction Fee Process and (c) Extension Fee Process, each of which are an independent accounting unit. Upon completion of a particular process, the Company considers the deliverables to be completed and its obligation performed, and in turn, recognizes revenue accordingly. The Services Fee Process, Transaction Fee Process and Extension Fee Process are each an independent accounting unit.

Service Fee Process. The Service Fee Process consists of eight components. These components provide one deliverable focusing on market analysis and demand. When this process is completed and the deliverable is made, the Company has no further obligations, revenue is recognized, and the Exporter is invoiced.

Transaction Fee Process. The Transaction Fee Process provides a separate deliverable that focuses on testing the Exporter's goods and services in the market; identifying and matching potential buyers; negotiating deals; delivering goods and services and getting paid for the goods and services. The Transaction Fee deliverables consist of three components: (1) Sample and Test Market Program; (2) Market Acceptance Program; and (3) Export Delivery Action.

(1) Sample and Test Market Program. In the Sample and Test Market Program, the Exporter's products and services are tested in the market; sources of goods and services are confirmed; price indications are confirmed; and the Exporter and the buyer matches occur.

(2) Market Acceptance Program. In the Market Acceptance Program, the export deal is identified and a binding or conditionally binding agreement is negotiated. The Accepted Market Program involves identifying a buyer and negotiating a deal with that buyer. The Accepted Market Program is part of the Transaction Fee Process. It is not a separate deliverable.

(3) Export Delivery Action. An Export Delivery Action occurs when the Exporter's goods are shipped and delivered, and payment is made to the Exporter. The Transaction Fee is realized after the Transaction Fee process is completed and the deliverable is made. Upon completion of the Export Delivery Action, the Company has no further obligations and the Exporter is invoiced and in turn, the Company recognizes revenue.

The Company is of the opinion that the above analysis is responsive to the Commission's inquiry into how the services related to the AmericaTowne Platform, Sample and Test Market Program and Test Market Program are defined as two separate deliverables.

Extension Fee Process. The Extension Fee Process and deliverable is designed for those occasions where an Exporter may not participate immediately in the Transaction Fee Process, above, but intends on doing so in the future. In such situations, provided the Exporter agrees to pay the Extension Fee and continues with the Transaction Fee Process, which includes the Sample and Test Market Program, the Company considers a deliverable upon completion of the extension process. Upon completion, the Company has no further obligations and the Exporter is invoiced for the Extension Fee and Transaction Fee, and in turn, the Company recognizes revenue.

The further obligation to provide services under the Extension Fee Process would only apply if an Exporter failed to avail themselves of the Sample and Test Market Program, which is a part of the Transaction Fee Process, defined above. The Company has no further obligations upon completion of the Service Fee Process and completion of the deliverable. In turn, the Exporter is invoiced and the Company recognizes revenue. During the Extension Fee Process, the Company has no obligation to provide a Service Fee Process deliverable. The deliverable would have been completed. Additionally, upon completion of the deliverable for the Transaction Fee Process, no further obligation would exist for the Extension Fee Process because the Exporter would have already availed themselves to and completed the Transaction Fee Process and received the deliverable.

In response to the Commission's inquiry into the Company's relationship with Yilaime Corporation vis-a-vis the Export Funding and Support Services and Occupancy Services Agreement (the "Yilaime Agreement"), the Company states that the services provided by Yilaime are not included in the Company's deliverables. Pursuant to the Yilaime Agreement, Yilaime identifies and recruits potential exporters and occupants for program entry; assesses potential goods or services that potential exporters and occupants may be capable of supplying; identifies possible suppliers; and identifies potential funding sources. In sum, Yilaime's services and related deliverables most often occur before the Service Fee Process set forth above. On a limited basis, pursuant to the agreement in providing potential funding sources, Yilaime might participate to a limited degree in the Transaction Fee Process (no such relationship has been disclosed to date). When and if this occurs, pursuant to the agreement, the appropriate costs would be recorded by the Company.

In response to the Commission's inquiry related to the term of the Exporter Service Agreements ranging from 24 months to 15 years, the parties are not entitled to unlimited services during the term; however, the Company expects the Exporter to complete transactions and incur the appropriate Transaction Fee during the term. As previously stated, each transaction is independent of other parties, and each stands as a separate and distinct process and deliverable.

In response to the Commission's inquiry regarding the Service Fee associated with the payment terms under the Bamyline Services, Nadia Emhirech and World Empowerment Exporter Service Agreements, and assurances under ASC605-10-25-3 through 605-10-25-5, as with any Exporter, the Company assesses whether collectability is reasonably assured. The Company use factors similar to those that it determines whether a receivable has become a bad debt after a period of time. The Company reviews the Exporter's financial condition, which is an indicator of both its ability to pay, and, in turn, whether or not revenue is realizable. The ability to pay is an important criterion for entrance into an agreement with the Exporter. If management believes that the potential customer does not have the ability to pay, an agreement is not entered into with the potential customer.

Notwithstanding, if at the outset, following negotiations with the potential customer, the Company determines that the collectability of the revenue amount from the potential customer is questionable and proceeds to engage in a business relationship under one of the programs identified herein, management does not recognize revenue until it receives the amount due or conditions change so that collectability is reasonably assured. If collectability is reasonably assured at the outset of the contractual relationship, but subsequent changes in facts and circumstances indicate collection from the Exporter is no longer probable, the amount is recorded as bad debt expense.

In further response, the Company has amended its Revenue Recognition Policy as follows:

Revenue Recognition

The Company's revenue recognition policies comply with FASB ASC Topic 605. Revenue is recognized at the date of delivery to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

Services offered by AmericaTowne are provided as a separate accounting unit and meet the criteria as outlined in ASC 605-25-25.

For services provided the Company charges fees resulting in recognized revenue. These fees are linked to delivery processes called a Service Fee and a Transaction Fee. Additionally, under special circumstances the Company may charge an Extension Fee.

The Service Fee

A Service Fee is an independent accounting unit. The Service Fee is realized after the Service Fee process is completed and product and services focusing on the market analysis and demand are delivered. Upon delivery no further obligation exist. Revenue is recognized, and the Exporter is invoiced.

Pursuant to ASC 605-25-25 and ASC 605-25-50, in considering the appropriate timing of revenue recognition as well as accounting units, we consider a market analysis, review of proposed goods and services, expectations for supply and demand in the market, how to conduct export business in China, information on financing, the export tax savings programs, and selecting and assigning a sister tax saving company, and International Trade Center services and other services provided after the agreement has been signed as Service Fee deliverable and a separate accounting unit.

According to ASC 605-25-25, revenue arrangements with multiple deliverables shall be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria as stipulated in ASC 605-25-25-5.

In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate multiple accounting units if: a) the delivered item or items have a value to the customer on a stand-alone basis. The items or items have a value on a stand-alone basis if any vendor can sell them separately or the customer could resell the delivered item on a stand-alone basis. The stand-alone basis does not require the existence of an observable market for the deliverables; and b) the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially.

The Service Fee deliverable meets the first criteria because it is considered to have standalone value because the customer could resell the services offered on a stand-alone basis. There are other International Trade Centers in China. While not providing US made goods and services, they do offer comparable services indicating that services could be resold to another customer. Also there are other companies that provide market analysis and tax and funding services. Additionally, the second criterion is met because there are no refund rights general or otherwise in the arrangement.

During the Service Fee Process, prior to an agreement, the Company assesses whether collectability from the potential exporters is reasonably assured. The Company use factors similar to those that it determines whether a receivable has become a bad debt after a period of time. The Company reviews the exporter's financial condition, which is an indicator of both its ability to pay, and, in turn, whether or not revenue is realizable.

The ability to pay is an important criterion for entrance into an agreement with the exporter. If Management believes that the potential exporter does not have the ability to pay, normally an agreement is not entered into with the exporter.

If, at the outset an arrangement is entered into and the Company determines that the collectability of the revenue amount from the customer is questionable, then Management does not recognize revenue until it receives the amount due or conditions change so that collectability is now reasonably assured. If collectability is reasonably assured at the outset of an arrangement, but subsequent changes in facts and circumstances indicate collection from the customer is no longer probable, the amount is recorded as bad debt expense.

The Transaction Fee

The Transaction Fee is an independent accounting unit. During this process the exporter's goods and services are tested in the market; buyers or identified, deals or negotiated and the exporter products and services are delivered, and payment is made.

The Transaction fee deliverable includes the Exporters participation in three processes: 1) the Sample and Test Market Program; 2) Market Acceptance Program; and 3) Export Delivery Action. In the Sample and Test Market Program exporters products and services are tested in the market; sources of goods and services are confirmed; price indications are confirmed; and exporter and buyer matches occurs. In Market Acceptance the export deal is identified and negotiated. Finally in Export Delivery Action the goods or shipped and delivered and payment is made. The Transaction Fee is realized after the Transaction Fee process is completed and the deliverable is made. Upon completion no further obligation exist. Revenue is recognized, and the Exporter is invoiced. Throughout the life of the agreement we expect exporters to complete multiple transactions. Each transaction is a separate process whose deliverable stands alone. At the time an agreement is signed, no Transaction Fee related revenues are recognized.

The Transaction Fee deliverable is considered a separate accounting unit. In reviewing the criteria for making this determination the first criteria is met because it is considered to have stand-alone value because the customer could resell the services offered on a stand-alone basis. There are other export consulting services and companies that offer comparable services indicating that services could be resold to another customer. Additionally, the second criterion is met because there are no refund rights general or otherwise in the arrangement.

If an Exporter does not participate in the Transaction Fee Process - the deliverable is not completed, the Exporter is not invoiced, no fee is due and no revenue is recognized.

The Extension Fee

The Extension Fee is an independent accounting unit. The Extension Fee is a fee charged to those exporters who in rare cases for whatever reason fail to avail themselves of the Transaction Process. The Exporter has one-year to participate in the Sample and Test Market Program. Afterwards, provided no transaction has occurred and the Exporter agrees to pay a fee equal to 25% of the original Service fee within thirty (30) days (the "Extension Fee") then the Exporter can continue the Transaction Process. If the Extension Fee is not paid, the Exporter's participation and membership in the Sample and Test Program terminates. In the event of termination, the balance of any prior fees is still due and payable.

Provided that the Exporter agree to pay the Extension Fee and continues with the Transaction Process, at the end of the Transaction Process and Transaction Fee deliverable is made the Transaction Fee Process is completed. Upon completion no further obligation exist. Revenue is recognized, and the Exporter is invoiced for both the Extension Fee and the Transaction Fee. At the time an agreement is signed, no Extension Fee related revenues are recognized.

The further obligation to provide services under the Extension Fee Process would only apply if an Exporter failed to avail themselves to the Sample and Test Market Program, which is a part of the Transaction Fee Process. Upon completion of the Service Fee Process and the deliverable is made, no further obligation exist. The Exporter is invoiced, and revenue is recognized. During the Extension Fee Process, the Company has no obligation to provide a Service Fee Process deliverable. The deliverable would have been completed. Additionally, upon completion of the deliverable for the Transaction Fee Process, no further obligation would exist for the Extension Fee Process because the Exporter would have already availed themselves to and completed the Transaction Fee Process and received the deliverable.

The Extension Fee deliverable is considered a separate accounting unit. In reviewing the criteria for making this determination the first criteria is met because it is considered to have standalone value because the customer could resell the services offered on a stand-alone basis. There are other export consulting services and companies that offer comparable services indicating that services could be resold to another customer. Additionally, the second criterion is met because there are no refund rights general or otherwise in the arrangement.

In accordance with ASC 605-25-50, the Company recognizes its responsibility to fully disclose in the accounting notes as well as elsewhere in its filings as appropriate, the separate accounting units; the nature of multiple delivery arrangements; the general timing of revenue recognition; the significant deliverables within the arrangements; performance, termination, cancellation, and refund provisions.

Upon entry into its program, the Company provides all program services including market analysis, and demand, export life cycle game plan and other program services. The Company is developing a United States International Import Trade Center Platform located on Meishan Island, Ningbo China. The facility will house AmericaTowne's Platform in an 18,000 square foot display facility. The facility is designed to assist exporters in completing the exporting life cycle. The costs of doing business after the agreement is signed through the AmericaTowne Platform will be reflected in the costs incurred by the Company's subsidiary in China. Additionally, the Company anticipates opening Trade Center Support Service Centers in the United States, and as these centers are opened, the Company will disclose corresponding costs appropriately.

The Company recognizes and confirms the requirements in ASC 225-10-S99-4/SAB Topic 5:T Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). All costs of the Company doing business including any costs incurred on its behalf by its shareholder or other economic interests reported pursuant to ASC 225-10-S99-4/SAB Topic 5:T.

There are two primary customer agreements currently offered to AmericaTowne clients - (a) Licensing, Lease and Use Agreement, and (b) Exporter Services Agreement, both of which are detailed in the Company's September 15, 2014 Form 8-K.

On two of its agreements involving the license fee, the Company intends on adjusting the agreements to reflect revenue recognition over the course of the term. Going forward, management will adjust its occupancy agreement to reflect three specific fees: Service Fees, License Fees and Royalty Fees. These fees adequately address all cost associated with conducting business under the Occupancy Agreement.

Deferred revenues represent cash received.

The reverse of accounts receivable and related revenue is due to change of accounting policy for time to recognize revenue. This portion will be recognized over the term of the agreement rather than upon signing of the agreement.

The recognition of the Company's Service Fee, Transaction Fee and Extension Fee is not the typical Multiple-Deliverable Revenue Arrangement since each event has a separate fee. Revenue is recognized for the Service Fee, the Transaction Fee, and the Extension Fee in their respective amounts at the time of the deliverable.

The Company recognizes revenue on a gross basis.

Yilaime is a contractor to the Company. In general terms, pursuant to the Export Funding and Support Services and Occupancy Services Agreement, Yilaime identifies and recruits potential exporters and occupants for program entry; potential goods or services that potential exporters and occupants may be capable of supplying; possible suppliers; and potential funding sources. Yilaime is responsible for establishing its costs to conduct business, which the Company's management assumes includes the costs for both successful as well as unsuccessful entrants.

In management's opinion, the Company sees this success-oriented approach to services provided by Yilaime as a typical business practice. For example, the Company in its export education initiative has an agreement with an institution whereby the Company is compensated for the number of participants it successfully refers and enrolls in an education program. The Company is not compensated for unsuccessful entrants and thus bares the costs, if any it incurs for this action.

The Company, either directly or through its facility in Meishan Island Ningbo China (as disclosed in prior filings), provides services that result fees and in the realization of revenue. The Company recognized revenue on a gross basis since it earns revenue from sales of service.

The Company expects to realize revenue for export funding and support, and franchise and license fees for United States support locations, and education initiatives. Additionally, if and when the Company further develops AmericaTowne, revenues would be expected to be recognized for (a) villa sales, rentals, timeshare and leasing; (b) hotel leasing and or operational revenues and sales; (c) theme park and performing art center operations, sales and/or leasing; and (d) senior care facilities, operations and or sales.

The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Sales returns and allowances was $0 for the three months ended March 31, 2015.

Note 1. Summary of Significant Accounting Policies

Accounts Receivables, page F-15

2. Referencing the accounts receivable from your Exporter Service Agreements, please tell us the amounts you have collected to date on the receivables from Bamyline Services ($55,000), Nadia Emhirech ($36,000), Janssen's Farms, Inc. ($50,000). It does not appear that you have received payments under any of these agreements. Please tell us the specific factors you considered in concluding that each accounts receivable was reasonably assured of collection as of December 31, 2014 and March 31, 2015, and any amounts which have been collected subsequently.

Response: We respectfully disagree with the comment that it appears that the Company has not received payment under any of the agreements. Participants are paying consistent with general business practices. The Accounts Receivable Report covering the periods December 31, 2014, March 31, 2015, June 30, 2015 and through August 11, 2015 are attached hereto as Exhibit 2.

Periodically, the Company reviews each account receivable for reasonable assurance of collection. The Company takes into consideration the Exporter's financial condition, past payment history, if any, conversations with the Exporter about the Exporter's financial conditions and any other extenuating circumstances. Based upon the above factors, the Company makes a determination whether the receivable are reasonable assured of collection. Based upon our review, if required, we adjust the allowance for bad debt.

Upon entering into an arrangement, the Company is generally aware of the Exporter's financial condition as reported to the Company by the Exporter. Prior to the end of December 31, 2014, there was limited history of payment for any Exporter. However, in our opinion, on December 31, 2014, we were reasonably assured of the receivables, set what we considered a conservative rate for allowance for bad debt with the understanding and intention of reviewing accounts, and adjusting allowance for bad debts as we progress.

3. Please tell us and disclose the amount of your allowance for doubtful accounts at December 31, 2014. Comply with this comment in your Form 10-Q/A for the quarter ended March 31, 2015. Refer to ASC 310-10-50-2 through ASC 310-10-50-4.

Response: Pursuant to ASC 310-10-50-2 through ASC 310-10-50-4, the Company's allowance for doubtful accounts was $12,368.00 for December 31, 2014 (Reference 10-K/A at F-16), and $13,958.00 for March 31, 2015 (Reference 10-Q/A, Note 4, Accounts Receivable, at Page 15). Additionally, the bad debt allowances for December 31 2014, March 31, 2015, June 30 2015, and August 11, 2015 are identified at Exhibit 2 herein.

Exhibits

4. Please revise to include all exhibits required by Item 601 of Regulation S-K, including, but not limited to, the Exporter Services Agreement, and the Licensing, Lease, and Use Agreement.

Response: The Company will revise as suggested.

5. Oral Comment. The Commission has requested that the Company supplement its prior response to make additional related-party disclosures under ACS 850-10-50-6.

Response: The Company entered into a Service Provider Agreement with Yilaime Corporation, a Nevada corporation ("Yilaime")1 and related party to the Company, i.e. majority shareholder, on October 27, 2014 (the "Service Agreement") wherein certain "Export Funding and Support Services" and "Occupancy Services," as defined therein, are provided to the Company in consideration for a fee. In addition to these fees, Yilaime has to pay an Operations Fee to the Company for exclusive rights. Alton Perkins is the Chief Executive Officer of the Company and is the majority shareholder and controlling person of Yilaime. The Company recognizes and confirms the requirements in ACS 850-10-50-6 to disclose all related party transactions between the Company and Yilaime, and any other related party transactions and or relationships.

The services provided by Yilaime are "success-oriented." Yilaime normally charges for success-oriented activity, for example, a successful referral of a customer for the benefit of the Company. The costs Yilaime incurs for providing services to the Company may not include all of the costs incurred by Yilaime. Under the Service Agreement, Yilaime is not compensated for all potential exporters but only successful entrants in the AmericaTowne program. There may be an occasion where Yilaime incurs costs for potential entrants who do not enter the program and the Company is not charged for these fees.

For the period from April 22 (inception) through December 31, 2014, $52,113 is booked as Cost of Revenues for services Yilaime provided and $50,000 is booked as Service Revenue for Operations Fee the Company received from Yilaime. As of December 31, 2014, Yilaime's accounts receivable balance was $0.

The Company also has an office lease agreement with Yilaime. The lease agreement is valid from July 1, 2014 to July 1, 2015 with monthly rent of $900.

For the quarter ending March 31, 2015, the Company has booked $36,711 as Cost of Revenues for Yilaime services under the Service Agreement, and $50,000 is booked as revenue for Operations Fees. As of March 31, 2015, the Company has a $4,408 accounts receivable from Yilaime.

On January 8, 2015, the Board of Directors for the Company authorized its Chairman of the Board to execute the Contribution Agreement between the Company and Yilaime. Pursuant to the terms of the Contribution Agreement, in consideration for the issuance of 750,000 shares of common stock in the Company to Yilaime, of which Alton Perkins is majority shareholder and has controlling interests, Yilaime is contributing to the operations of the Company certain assets previously acquired by Yilaime through an agreement with the Ningbo Meishan Free Trade Port Zone Administrative Committee dated April 1, 2014 (the "Meishan Agreement"). More specifically, the Company, as assignee of Yilaime's rights under the Meishan Agreement, shall receive certain incentives, preferential policies and financial support from Meishan in consideration of the Company meeting specific exporting benchmarks mutually agreed upon by the parties following good faith negotiations.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

FN1. Yilaime Corporation is not to be confused with Yilaime Corporation in North Carolina. However, with each corporation, Alton Perkins is a control person.

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President